EX-99.77H—Changes in control of registrant

As of February 8, 2011, St. David’s Foundation (“St. David’s”) became a control person of TIFF Short-Term Fund (“Short-Term Fund”), as such term is defined by the Investment Company Act of 1940, as amended (the “1940 Act”), following a purchase of shares the previous day by St. David’s and redemptions of shares on that date by other shareholders, which caused St. David’s share ownership to surpass 25% of the fund’s outstanding voting securities.

As of May 4, 2011, St. David’s ceased to be a control person of Short-Term Fund, as such term is defined by the 1940 Act, as a result of a redemption of shares by St. David’s, which caused St. David’s share ownership to fall below 25% of the fund’s outstanding voting securities.

PHTRANS/ 950731.4